
January 19, 2021

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
42 Future Way
Draper, Utah 84020

> **Re: Pluralsight, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 7, 2021**
> **File No. 001-38498**

Dear Mr. Skonnard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Background of the Mergers, page 38

1. You indicate on page 46 that at the November 12 meeting, Mr. Hinkle recused himself from portions of the meeting, as well as portions of future meetings, that involved substantive discussions among the members of the Pluralsight Board regarding the negotiation of the amendment to the Tax Receivable Agreement ("TRA") with the TRA Representative. Please disclose whether Mr. Skonnard or any other director or member of management that was a beneficiary under the TRA similarly recused themselves from meetings or portions of meetings at which the board discussed the negotiation of the TRA amendment.

2. We note that although the bidding process began in September 2020, the Transaction Committee did not discuss amending the TRA to reduce the amount of the change of control payout until November 2, by which time Parties A, B, C and D had dropped out of the bidding process. Please disclose why the company did not pursue amending the TRA

payout at an earlier time in the bidding process. Also, we note that Qatalyst informed Vista on November 11 that Pluralsight would seek to amend the TRA to reduce the payout required under the TRA. Please disclose if and when this information was shared with any of the other bidders.

Interests of Pluralsight's Directors and Executive Officers in the Mergers
Arrangements with Parent Entities, page 71

3.   You state that as of the date of the preliminary proxy statement, none of your executive officers had any discussions or negotiations, or entered into any agreement, with the Parent Entities or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the mergers. In Question 15 of the Employee Frequently Asked Questions filed as proxy soliciting materials under cover of Schedule 14A on December 15, 2020, however, you state that Mr. Skonnard will continue to lead the company as CEO after close of the merger. Please explain this apparent discrepancy.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Rezwan D. Pavri